Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Air Canada reports 27 consecutive months of record system load factors

    System passenger load factor at 83.5 per cent - highest ever for June

    MONTREAL, July 6 /CNW Telbec/ - Air Canada reported a system load factor of 83.5 per cent in June 2006. The mainline carrier flew 1.7 per cent more revenue passenger miles (RPMs) in June 2006 than in June 2005, according to preliminary traffic figures. Overall, capacity decreased by 0.9 per cent, resulting in a load factor of 83.5 per cent, compared to 81.3 per cent in June
2005; an increase of 2.2 percentage points.
    Jazz, ACE's regional subsidiary, flew 56.5 per cent more revenue passenger miles in June 2006 than in June 2005, according to preliminary traffic figures. Capacity increased by 59.3 per cent, resulting in a load factor of 73.8 per cent, compared to 75.1 per cent in June 2005; a decrease of
1.3 percentage points.
    System traffic, on a combined basis for Air Canada and ACE's regional carrier, Jazz, rose 4.5 per cent on a capacity increase of 2.4 per cent, resulting in a load factor of 82.7 per cent. North American traffic, on a combined basis rose 5.4 per cent.
    "In June, Air Canada reported a 2.2 percentage point increase in load factor over last year's record for the month, marking our 27th consecutive month of record load factors," said Montie Brewer, President and Chief
Executive Officer. "I am particularly pleased with the strength of our North
American performance with Air Canada and Jazz together reporting an increase in traffic of 4.5 per cent over the same month last year. Along with these record volumes, the airline achieved another month of strong operational performance in great part due to the efforts and teamwork of Air Canada's employees. I thank them for their hard work."

    This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material.

    <<
    -------------------------------------------------------------------------
                             AIR CANADA MAINLINE
                               (Includes Jetz)
    -------------------------------------------------------------------------
                                    JUNE                   YEAR-TO-DATE
                       ------------------------------------------------------
                        2006    2005     Change      2006     2005    Change
    -------------------------------------------------------------------------
    Traffic
     (RPMs
     millions)         4,064   3,996       +1.7%   21,693   21,145      +2.6%
    -------------------------------------------------------------------------
    Capacity
     (ASMs
     millions)         4,868   4,914       -0.9%   26,699   26,571      +0.5%
    -------------------------------------------------------------------------
    Load Factor         83.5%   81.3%   +2.2 pts     81.3%    79.6%  +1.7 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs     1,175   1,245       -5.6%    5,874    6,166      -4.7%
              ---------------------------------------------------------------
    Canada    ASMs     1,482   1,533       -3.3%    7,428    7,737      -4.0%
              ---------------------------------------------------------------
              Load
               Factor   79.3%   81.2%   -1.9 pts     79.1%    79.7%  -0.6 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs       557     502      +11.0%    3,810    3,480      +9.5%
    U.S.      ---------------------------------------------------------------
    Trans-    ASMs       710     664       +6.9%    4,776    4,648      +2.8%
    border    ---------------------------------------------------------------
              Load
               Factor   78.5%   75.6%   +2.9 pts     79.8%    74.9%  +4.9 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs     1,273   1,218       +4.5%    5,615    5,137      +9.3%
              ---------------------------------------------------------------
    Atlantic  ASMs     1,407   1,423       -1.1%    6,607    6,153      +7.4%
              ---------------------------------------------------------------
              Load
               Factor   90.5%   85.6%   +4.9 pts     85.0%    83.5%  +1.5 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs       781     777       +0.5%    4,003    4,013      -0.2%
              ---------------------------------------------------------------
    Pacific   ASMs       917     951       -3.6%    4,819    4,954      -2.7%
              ---------------------------------------------------------------
              Load
               Factor   85.2%   81.7%   +3.5 pts     83.1%    81.0%  +2.1 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs       278     254       +9.4%    2,391    2,349      +1.8%
    Latin     ---------------------------------------------------------------
    America   ASMs       352     343       +2.6%    3,069    3,079      -0.3%
    & Other   ---------------------------------------------------------------
              Load
               Factor   79.0%   74.1%   +4.9 pts     77.9%    76.3%  +1.6 pts
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                     ACE AVIATION HOLDINGS INC. REGIONAL
                                   (Jazz)
    -------------------------------------------------------------------------
                                    JUNE                   YEAR-TO-DATE
              ---------------------------------------------------------------
                        2006    2005      Change     2006     2005    Change
    -------------------------------------------------------------------------
    Traffic
     (RPMs
     millions)           335     214       +56.5%   1,753    1,006     +74.3%
    -------------------------------------------------------------------------
    Capacity
     (ASMs
     millions)           454     285       +59.3%   2,445    1,406     +73.9%
    -------------------------------------------------------------------------
    Load Factor         73.8%   75.1%    -1.3 pts    71.7%    71.6%  +0.1 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs       246     165       +49.1%   1,305      774     +68.6%
              ---------------------------------------------------------------
    Canada    ASMs       328     215       +52.6%   1,782    1,050     +69.7%
              ---------------------------------------------------------------
              Load
               Factor   75.0%   76.7%    -1.7 pts    73.2%    73.7%  -0.5 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs        89      49       +81.6%     448      232     +93.1%
    U.S.      ---------------------------------------------------------------
    Trans-    ASMs       126      70       +80.0%     663      356     +86.2%
    border    ---------------------------------------------------------------
              Load
               Factor   70.6%   70.0%    +0.6 pts    67.6%    65.2%  +2.4 pts
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                CONSOLIDATED
                       (AIR CANADA MAINLINE AND JAZZ)
    -------------------------------------------------------------------------
                                    JUNE                   YEAR-TO-DATE
              ---------------------------------------------------------------
                        2006    2005      Change     2006     2005    Change
    -------------------------------------------------------------------------
    Traffic
     (RPMs
     millions)         4,399   4,210        +4.5%  23,446   22,151      +5.8%
    -------------------------------------------------------------------------
    Capacity
     (ASMs
     millions)         5,322   5,199        +2.4%  29,144   27,977      +4.2%
    -------------------------------------------------------------------------
    Load Factor         82.7%   81.0%    +1.7 pts    80.4%    79.2%  +1.2 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs     1,421   1,410        +0.8%   7,179    6,940      +3.4%
              ---------------------------------------------------------------
    Canada    ASMs     1,810   1,748        +3.5%   9,210    8,787      +4.8%
              ---------------------------------------------------------------
              Load
               Factor   78.5%   80.7%    -2.2 pts    77.9%    79.0%  -1.1 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs       646     551       +17.2%   4,258    3,712     +14.7%
    U.S.      ---------------------------------------------------------------
    Trans-    ASMs       836     734       +13.9%   5,439    5,004      +8.7%
    border    ---------------------------------------------------------------
              Load
               Factor   77.3%   75.1%    +2.2 pts    78.3%    74.2%  +4.1 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs     2,332   2,249        +3.7%  12,009   11,499      +4.4%
    Interna-  ---------------------------------------------------------------
    tional    ASMs     2,676   2,717        -1.5%  14,495   14,186      +2.2%
              ---------------------------------------------------------------
              Load
               Factor   87.1%   82.8%    +4.3 pts    82.8%    81.1%  +1.7 pts
    -------------------------------------------------------------------------
    >>
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: Isabelle Arthur (Montral), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver),
(604) 270-5741; Internet: aircanada.com;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members/
    (ACE.A. ACE.B. JAZ.UN.)

CO:  AIR CANADA; AIR CANADA - CORPORATE - FINANCIAL; ACE AVIATION HOLDINGS
     INC.; AIR CANADA JAZZ

CNW 16:15e 06-JUL-06